UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒        Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SQM Los Militares 4290 Piso 6, Las Condes, Santiago, Chile Tel: (56 2) 2425 2485 Fax: (56 2) 2425 2493 www.sqm.com

Santiago, Chile. August 23, 2017.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reported earnings today for the six months ended June 30, 2017 of US$204.4 million (US$0.78 per ADR), an increase from US$141.6 million (US$0.54 per ADR), representing a 44.3% increase compared to the earnings reported for the six months ended June 30, 2016. Gross profit(2) reached US$357.8 million (35.0% of revenues) for the six months ended June 30, 2017, higher than US$260.5 million (29.6% of revenues) recorded for the six months ended June 30, 2016. Revenues totaled US$1,023.9 million for the six months ended June 30, 2017, representing an increase of 16.2% compared to US$881.5 million reported for the six months ended June 30, 2016.

The Company also announced earnings for the second quarter of 2017, reporting net income of US$101.2 million (US$0.38 per ADR) compared to US$83.1 million (US$0.32 per ADR) for the second quarter 2016. Gross profit for the second quarter 2017 reached US$179.9 million; higher than the US$146.9 million recorded for the second quarter 2016. Revenues totaled US$505.7 million, an increase of approximately 3.3% compared to the second quarter 2016, when revenues amounted to US$489.6 million.

SQM’s Chief Executive Officer, Patricio de Solminihac, stated, “We are pleased with the results we published today. The EBITDA for this first half of the year was US$433 million. Sales volumes in the specialty plant nutrition business line were the strongest reported in recent history. As anticipated, the sales volumes in the potassium chloride business line were down compared to the second quarter last year; we are still expecting that sales volumes in this business line will be between 1.2 and 1.3 million MT this year as we maximize lithium production. Also as anticipated, potassium chloride prices have stabilized at higher levels than last year.”

“In the lithium market, we continue to see strong demand growth. We expect the average price in the second half to be higher than the average price seen during the first half of this year. We continue to move forward with our new projects; in Chile, the lithium hydroxide expansion and the lithium carbonate expansion are expected to be completed by the middle of 2018. In Argentina, we are working on the hydrogeological model with the corresponding drilling, a key component of the final development stage. Finally, during July, we announced a 50/50 joint venture with Kidman Resources to develop a 40,000 MT lithium project in western Australia, the high-quality Mount Holland project. These initiatives are in line with our strategic plan to continue developing lithium projects where our competitive advantages and expertise add significant value to a growing and attractive market.”

“In the iodine market, we have been working over the past several years to increase our sales volumes in line with our corporate strategy and operational plan. This year our market share should return to levels seen before the price boom period. During the first half of 2017, we saw sales volumes reach the highest levels reported during any six-month period. As anticipated, these higher sales volumes have come with lower prices, but given our current cost position, margins are healthy. Because of the higher sales volumes we have seen in recent quarters, and expectations that this trend will continue in the future, we are adding new iodine capacity in Nueva Victoria. We expect that this expansion will bring our total capacity to approximately 14,000 MT, and it is expected to be operational in mid-2018.”

Segment Analysis

Specialty Plant Nutrition (SPN)

Revenues from our Specialty Plant Nutrition business line for the six months ended June 30, 2017 totaled US$325.7 million, slightly lower than the US$332.2 million reported for the six months ended June 30, 2016.

Second quarter 2017 revenues reached US$189.5 million, similar to the US$191.1 million reported in the second quarter 2016.

Specialty Plant Nutrition Sales Volumes and Revenues:

		6M2017	6M2016	2017/2016
Specialty Plant Nutrition Total Volumes	Th. MT	448.4	428.2	20.2	4.7%
Sodium Nitrate	Th. MT	15.1	8.2	6.9	84%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	291.2	263.3	27.9	11%
Specialty Blends	Th. MT	79.5	90.5	-11.0	-12%
Other specialty plant nutrients (*)	Th. MT	62.6	66.1	-3.5	-5%
Specialty Plant Nutrition Revenues	MUS$	325.7	332.2	-6.5	-1.9%

*Includes trading of other specialty fertilizers.

		2Q2017	2Q2016	2017 /2016
Specialty Plant Nutrition Total Volumes	Th. MT	262.4	254.0	8.3	3%
Sodium Nitrate	Th. MT	9.5	3.7	5.8	157%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	174.4	161.1	13.4	8%
Specialty Blends	Th. MT	46.2	57.4	-11.3	-20%
Other specialty plant nutrients (*)	Th. MT	32.2	31.8	0.4	1%
Specialty Plant Nutrition Revenues	MUS$	189.5	191.1	-1.6	-1%

*Includes trading of other specialty fertilizers.

We saw an increase in the sales volumes in this market during the first half of 2017, and we believe that sales volumes in 2017 will surpass sales volumes in 2016 resulting from decreased supply from the competition and increased demand, specifically in the water-soluble market. We have the capacity to supply market growth, and will continue to ensure market needs are met as we increase our nitrates capacity; we remain confident in the future of the potassium nitrate and specialty fertilizer markets.

SPN gross profit(3) accounted for approximately 18% of SQM’s consolidated gross margin for the six months ended June 30, 2017.

Iodine and Derivatives

Revenues from sales of iodine and derivatives during the six months ended June 30, 2017 totaled US$129.1 million, an increase of 8.8% compared to US$118.6 million reported for the six months ended June 30, 2016.

Iodine and derivatives revenues for the second quarter 2017 amounted to US$62.8 million, an increase of 4.2% compared to US$60.3 million recorded during the second quarter 2016.

Iodine and Derivative Sales Volumes and Revenues:

		6M2017	6M2016	2017 /2016
Iodine and Derivatives	Th. MT	6.6	4.9	1.7	34%
Iodine and Derivatives Revenues	MUS$	129.1	118.6	10.5	9%

		2Q2017	2Q2016	2017/2016
Iodine and Derivatives	Th. MT	3.2	2.6	0.7	25%
Iodine and Derivatives Revenues	MUS$	62.8	60.3	2.5	4%

Iodine revenues during the second quarter were higher to revenue seen during the same period last year. Average prices during the second quarter reached US$20/kg. Our competitive cost position is s allowing us to see healthy margins in this business.

As a result of our strategy in the iodine and derivatives business line, we have been steadily increasing our sales volumes over the past several years. Sales volumes between 2014 and 2016 increased over 16%, thus increasing our market share during that period. During the first half of 2017, we saw sales volumes reach 6,600 MT, the highest levels reported for any six-month period. We believe that 2017 sales volumes could increase over 15% compared to last year, surpassing 12,000 MT.

Our production comes mainly from our facility in Nueva Victoria, the largest and most efficient plant in the world. This year, the difference between our projected sales volumes and our production capacity will come from our strategic inventories. Over the past several quarters we have been consuming part of these inventories, and we are now working on debottlenecking and expanding our iodine production capacity to reach just over 14,000 MT by mid-2018. We believe that the total investment will be approximately US$30 million. We have also been working on the exploration, engineering and permitting of a new greenfield project in Chile to ensure that future market demand is met. Construction will begin depending on market conditions.

Gross profit for the Iodine and Derivatives segment accounted for approximately 7% of SQM’s consolidated gross margin for the six months ended June 30, 2017.

Lithium and Derivatives

Revenues from lithium and derivatives business line totaled US$297.4 million during the six months ended June 30, 2017, an increase of 54.3% compared to US$192.8 million recorded for the six months ended June 30, 2016.

Revenues for lithium and derivatives during the second quarter 2017 increased 32.7% compared to the second quarter 2016. Total revenues amounted to US$151.1 million during the second quarter of 2017, compared to US$113.9 million in the second quarter of 2016.

Lithium and Derivatives Sales Volumes and Revenues:

		6M2017	6M2016	2017/2016
Lithium and Derivatives	Th. MT	23.8	23.0	0.8	3%
Lithium and Derivatives Revenues	MUS$	297.4	192.8	104.7	54%

		2Q2017	2Q2016	2017/2016
Lithium and Derivatives	Th. MT	11.5	12.1	-0.6	-5%
Lithium and Derivatives Revenues	MUS$	151.1	113.9	37.2	33%

Lithium demand remains strong, and we still believe demand growth could be around 14% this year. We believe that market prices will trend up during the remainder of the year. The average prices during the second half of 2017 should be higher than prices reported during the first half of the year.

Sales volumes were slightly lower during the second quarter 2017 when compared to the first quarter 2017, but we still believe that sales volumes for the year will remain similar to sales volumes seen during 2016.

Gross profit for the Lithium and Derivatives segment accounted for approximately 61% of SQM’s consolidated gross margin for the six months ended June 30, 2017.

Potassium: Potassium Chloride & Potassium Sulfate (MOP & SOP)

Potassium chloride and potassium sulfate revenues for the six months ended June 30, 2017 totaled US$188.0 million, a 3.5% increase compared to the six months ended June 30, 2016, when revenues amounted to US$181.6 million.

Potassium chloride and potassium sulfate revenues decreased 18.9% in the second quarter of 2017, reaching US$78.9 million, compared to US$97.3 million for the second quarter of 2016.

Potassium Chloride & Potassium Sulfate Sales Volumes and Revenues:

		6M2017	6M2016	2017/2016
Potassium Chloride and Potassium Sulfate	Th. MT	676.3	660.3	15.9	2%
Potassium Chloride and Potassium Sulfate Revenues	MUS$	188.0	181.6	6.3	3%

		2Q2017	2Q2016	2017/2016
Potassium Chloride and Potassium Sulfate	Th. MT	281.1	375.1	-94.0	-25%
Potassium Chloride and Potassium Sulfate Revenues	MUS$	78.9	97.3	-18.4	-19%

We saw a 2.4% increase in sales volumes in the six months ended June 30, 2017 compared to the same period of 2016. These increased sales volumes are attributable to the higher sales volumes seen in the first quarter of 2017 when compared to the same period in 2016. However, sales volumes seen in the second quarter 2017 decreased 25.1% compared to the second quarter 2016, in line with what we have reported previously about our focus on lithium production and a decrease in potassium chloride production in 2017.

We saw average prices in the potassium chloride and potassium sulfate business line show a slight growth of approximately 1.1% during the six months ended June 30, 2017 when compared to the same period in 2016, reaching US$278/MT. The average price recovery trend in 2017 resulted in average prices increasing approximately 1.8% in the second quarter of 2017 when compared to first quarter of 2017.

As previously reported, our focus on lithium production will lead to a decrease in potassium chloride production in 2017, resulting in lower potassium sales volumes of approximately 20%.

Gross profit for potassium chloride and potassium sulfate accounted for approximately 8% of SQM’s consolidated gross margin for the six months ended June 30, 2017.

Industrial Chemicals

Industrial chemicals revenues for the six months ended June 30, 2017 reached US$66.4 million, 117.5% higher than US$30.5 million recorded for the six months ended June 30, 2016.

Revenues for the second quarter of 2017 totaled US$14.7 million, an increase of 8.3% compared to the revenue figures for second quarter of 2016 of US$13.6 million.

Industrial Chemicals Sales Volumes and Revenues:

		6M2017	6M2016	2017/2016
Industrial Nitrates	Th. MT	84,0	37,3	46,7	125%
Industrial Chemicals Revenues	MUS$	66,4	30,5	35,9	118%

		2Q2017	2Q2016	2017/2016
Industrial Nitrates	Th. MT	19,3	16,9	2,4	14%
Industrial Chemicals Revenues	MUS$	14,7	13,6	1,1	8%

Revenues in the industrial chemicals business line increased as a result of higher sales volumes, led by solar salts(4) sales, which reached approximately 45,000 MT in the first quarter of 2017. Average prices during the six months ended June 30, 2017 slightly decreased compared to the six months ended June 30, 2016.

Gross profit for the Industrial Chemicals segment accounted for approximately 6% of SQM’s consolidated gross margin for the six months ended June 30, 2017.

Other Commodity Fertilizers & Other Income

Revenues from sales of other commodity fertilizers and other income reached US$17.3 million in the six months ended June 30, 2017, lower than the US$25.8 million for the six months ended June 30, 2016.

Financial Information

Capital Expenditures

Capex for 2017 is expected to reach approximately US$170 million, and the majority of these expenses will be related to maintenance and investments in expansion projects related to potassium nitrate and iodine production in Chile. Additionally, we will be investing in lithium hydroxide and lithium carbonate expansions in Chile, and our lithium projects in Argentina and Australia.

Administrative Expenses

Administrative expenses totaled US$46.1 million (4.5% of revenues) for the six months ended June 30, 2017, compared to US$40.8 million (4.6% of revenues) recorded during the six months ended June 30, 2016.

Net Financial Expenses

Net financial expenses for the six months ended June 30, 2017 were US$ 19.8 million, compared to US$26.8 million recorded for the six months ended June 30, 2016.

Income Tax Expense

Income tax expense reached US$82.6 million for the six months ended June 30, 2017, representing an effective tax rate of 28.8%, compared to an income tax expense of US$57.3 million during the six months ended June 30, 2016. The Chilean corporate tax rate was 25.5% during the 2017 period and 24.0% during the 2016 period.

Other

The EBITDA(5) margin was approximately 42% for the six months ended June 30, 2017. EBITDA margin for the six months ended June 30, 2016 was approximately 39%.

Notes:

1)	Net income refers to the comprehensive income attributable to controlling interests.
2)	Gross profit corresponds to consolidated revenues less total costs, including depreciation and amortization and excluding administrative expenses.
3)	A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining. crushing. leaching. etc.) which are distributed among the different final products. To estimate gross profit by business line in both periods covered by this report, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross profit distribution should be used only as a general and approximated reference of the margins by business line.
4)	Solar salts are a mix of 60% sodium nitrate and 40% potassium nitrate used for thermal energy storage.
5)	EBITDA = gross profit - administrative expenses + depreciation and amortization. EBITDA margin = EBITDA/revenues.

About SQM

SQM is an integrated producer and distributor of lithium, iodine, specialty plant nutrients, potassium-related fertilizers and industrial chemicals. Its products are based on the development of high quality natural resources that allow the Company to be a leader in costs, supported by a specialized international network with sales in over 110 countries.

SQM´s business strategy is to be a mining operator that selectively integrates the production and sales of products to industries essential for human development, such as food, health and technology. The strategy is built on the following six principles:

•	strengthen internal processes to ensure access to key resources required for the sustainability of the business;
•	extend lean operations (M1) to the entire organization to strengthen our cost position, increase quality and ensure safety;
•	invest in the development of a specialty fertilizer market, including product differentiation, sales channel management and price optimization;
•	recover the iodine market share, seek consolidation and vertical integration opportunities; invest in the development of industrial nitrate applications;
•	search and invest in lithium and potassium assets outside of Chile to leverage our operational capabilities, take advantage of the current lithium market appeal and ensure access to raw materials for our potassium nitrate production; and
•	seek diversification opportunities in gold, copper and zinc projects in the region to leverage our mining operating capabilities and provide business continuity to our exploration program.

The business strategy´s principles are based on the following four concepts:

•	build an organization with strategic clarity, inspirational leaders, responsible personnel and strong values;
•	develop a strategic planning process that responds to the needs of our customers and market trends, while ensuring coordination between all segments of the business, including sales and operations;
•	develop a robust risk control and mitigation process to actively manage business risk; and
•	improve our stakeholder management to establish links with the community and communicate to Chile and worldwide our contribution to industries essential for human development.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

For media inquiries, contact:

Carolina García Huidobro / carolina.g.huidobro@sqm.com

Alvaro Cifuentes / alvaro.cifuentes@sqm.com

Tamara Rebolledo / tamara.rebolledo@sqm.com  (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

Balance Sheet

(US$ Millions)	As of Jun. 30,	As of Dec. 31,
	2017	2016

Total Current Assets	2,319.8	2,332.2
Cash and cash equivalents	517.6	514.7
Other current financial assets	325.8	289.2
Accounts receivable (1)	437.0	451.0
Inventory	951.9	993.1
Others	87.5	84.3

Total Non-current Assets	1,807.9	1,886.4
Other non-current financial assets	30.7	20.0
Investments in related companies	109.3	113.1
Property, plant and equipment	1.448.8	1,532.7
Other Non-current Assets	219.1	206.5

Total Assets	4,127.7	4,218.6

Total Current Liabilities	553.6	580.3
Short-term debt	137.6	179.1
Others	416.0	401.2

Total Long-Term Liabilities	1,326.1	1,331.0
Long-term debt	1,062.9	1,093.4
Others	263.2	237.6

Shareholders' Equity before Minority Interest	2,189.1	2,246.1

Minority Interest	59.0	61.2

Total Shareholders' Equity	2,248.1	2,307.3

Total Liabilities & Shareholders' Equity	4,127.7	4,218.6

Liquidity (2)	4.2	4.0

(1)	Accounts receivable + accounts receivable from related companies
(2)	Current assets / current liabilities

Income Statement (1)

(US$ Millions)	For the 2nd quarter		For the six months ended Jun. 30.
	2017	2016	2017	2016

Revenues	505.7	489.6	1.023.9	881.5

Specialty Plant Nutrition (2)	189.5	191.1	325.7	332.2
Iodine and Iodine Derivatives	62.8	60.3	129.1	118.6
Lithium and Lithium Derivatives	151.1	113.9	297.4	192.8
Industrial Chemicals	14.7	13.6	66.4	30.5
Potassium Chloride & Potassium Sulfate	78.9	97.3	188.0	181.6
Other Income	8.7	13.5	17.3	25.8

Cost of Goods Sold	(265.7)	(281.8)	(545.2)	(500.0)
Depreciation and Amortization	(60.1)	(60.9)	(120.8)	(121.0)

Gross Profit	179.9	146.9	357.8	260.5

Administrative Expenses	(23.9)	(22.7)	(46.1)	(40.8)
Financial Expenses	(12.9)	(15.0)	(25.5)	(32.4)
Financial Income	3.3	2.3	5.7	5.6
Exchange Difference	(6.4)	2.6	(4.7)	(1.6)
Other	0.1	2.9	(0.7)	8.4

Income Before Taxes	140.2	117.0	286.5	199.7

Income Tax	(39.3)	(33.3)	(82.6)	(57.3)

Net Income before minority interest	100.9	83.7	203.9	142.4

Minority Interest	0.3	(0.7)	0.5	(0.8)

Net Income	101.2	83.1	204.4	141.6
Net Income per Share (US$)	0.38	0.32	0.78	0.54

(1)	A reclassification between revenues and costs was accounted for in the year-to-date figures
(2)	Includes other specialty fertilizers

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: August 23, 2017	/s/ Ricardo Ramos

By: Ricardo Ramos

CFO & Vice-President of Development

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.